EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ENSCO International Incorporated:

We consent to the use of our report dated February 22, 2005, with respect to the consolidated balance sheets of ENSCO International Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004.

/s/ KPMG LLP

Dallas, Texas

May 16, 2005